SAMSON OIL & GAS LIMITED PROVIDES OPERATIONAL ADVICE ON SABRETOOTH WELL

Denver 1800 hours August 4th, Perth 0800 hours August 5Th 2008

SABRETOOTH PROSPECT (DAVIS BINTLIFF #1) (Working Interest 12.5%, Net Revenue Interest 9%)

The Davis Bintliff #1 well was drilling ahead at a measured depth of 13,336 feet as at 0600 hours CDT this morning. A drilling break (an increase in the rate of penetration) was recorded from 13,196 to 13,267 feet measured depth. In line with industry practice, drilling was temporarily halted to observe the fluid level (a “flow check”) and a positive mud flow at the surface was indicated.

Also during this interval, mud logging equipment recorded a gas show that peaked at 2620 gas units. Before drilling into this sandstone, the background gas had been measured at 48 units. This represents a gas increase of over 50 times the background gas measurement and is therefore considered to be significant. An increase in heavy gases (C2, C3, C4, and C5’s) was also noted.

As a result of the influx of gas, the mud weight exiting the wellbore was reduced from 14.5 pounds per gallon (ppg) to 12.7 ppg while drilling this sand, and in order to continue drilling safely (and because of the positive flow check noted above) an increase from 14.5 ppg to 15.5 ppg in the mud weight entering the wellbore has been required.

This and other drilling data adduced to date, as well as the examination of rock chips, suggest the existence of a reservoir quality rock in this zone that appears to be gas saturated. The zone will be examined in more detail through the evaluation of electronic logs to be recorded before the next casing string is set.

Notwithstanding the positive evidence found in this zone, it bears noting that the two main target zones for this well have yet to be penetrated.

Additional drilling will occur via an 8 ½” hole in which a 7 5/8” drilling liner is expected to be cemented at a measured depth of approximately 14,305 feet (13,250 feet true vertical depth). The final drill hole will be 6 ½” in size in which 5” production casing is expected to be cemented at a measured depth of 15,655 feet (14,600 feet true vertical depth).

The Davis Bintliff #1 well is located in Brazoria County, Texas onshore Gulf Coast producing region. The prospect was delineated by a comprehensive 3D seismic grid, which resulted in a significant off-setting gas/condensate discovery with an amplitude response identical to that observed at the Davis Bintliff #1. The proposed well has an estimated contingent recoverable volume of 25 Bcfe. Samson has a 12.5% working interest in the well.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts are traded on the American Stock Exchange under the symbol "SSN", and each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of

SAMSON OIL & GAS LIMITED

TERRY BARR
Managing Director

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”. Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information. The drilling operations are expected to be conducted in the planned manner, though drilling could be delayed or curtailed or vary from current expectations since various factors, including but not limited to equipment availability or breakage or other unanticipated difficulties, could delay those events and change those expectations.   In addition, while the interpretation of drilling data is based on the best technology available, it is imprecise and the economic impact of such data is uncertain.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, which is available at www.sec.gov/edgar/searchedgar/webusers.htm.